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                             January 12, 2021

       Eli Glickman
       Chief Executive Officer and President
       ZIM Integrated Shipping Services Ltd.
       9 Andrei Sakharov Street
       P.O. Box 15067
       Matam, Haifa 3190500, Israel

                                                        Re: ZIM Integrated
Shipping Services Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed December 30,
2020
                                                            File No. 333-251822

       Dear Mr. Glickman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Recent Developments
       Preliminary estimated unaudited financial and operating results as of and for the fiscal year ended December 31, 2020, page 7

   1. We note your proposed disclosure of preliminary financial results as of and for the year ended December 31,
2020, and the anticipated disclosure of a low and high range for cash and cash equivalents,
long-term debt, income from voyages and related services, net income (loss), adjusted
EBIT, adjusted EBITDA, TEUs carried, average freight per TEU carried and freight
revenues from containerized cargo. Please note that when a range is presented for the
foregoing financial data rather than a specific number, the range should be sufficiently narrow
to be meaningful, and you should explain why you are not able to
 Eli Glickman
FirstName  LastNameEli
ZIM Integrated ShippingGlickman
                        Services Ltd.
Comapany
January 12,NameZIM
            2021     Integrated Shipping Services Ltd.
January
Page 2 12, 2021 Page 2
FirstName LastName
         disclose an exact number.

         Your presentation of preliminary results should include sufficient narrative disclosure to provide appropriate context. In this regard, you should provide your analysis of the preliminary results so that investors can understand what they mean. For example, indicate whether the preliminary results are consistent with the trend disclosure in
         Management   s Discussion and Analysis of Financial Condition and
Results of Operations
         and whether other significant income statement line items reflect similar trends.
Risk factors
Our dividend policy is subject to change at the discretion of our Board of Directors, page 40

2. You disclose that your Board of Directors has adopted a dividend policy, which will be in effect following the offering, to distribute each year up to 50% of your annual net income as determined under IFRS, subject to applicable law and other factors. Please revise this risk factor to specifically disclose the limitations on your ability to pay dividends under your existing indebtedness, and any future indebtedness you may incur. We note your disclosure at page 46 which states that your existing indebtedness permits you to pay dividends (i) in an amount per year of up to 5% of the proceeds you receive from any public equity offering (not including this offering) and (ii) in an amount that does not exceed 50% of your cumulative net income, minus any amounts paid pursuant to clause
         (i). Additionally, please clarify that the distribution amount may be limited pursuant to the Companies Law.
Dividend Policy, page 46

3. Please disclose whether your dividend policy will be reflected in any written policies of the company.
Compensation of officers and directors, page 145

4. Please revise to provide your executive compensation disclosure for your most recent completed fiscal year. See Item 4 to Form F-1; Item 6.B. of Form 20-F. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
 Eli Glickman
ZIM Integrated Shipping Services Ltd.
January 12, 2021
Page 3

Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameEli Glickman
                                                         Division of
Corporation Finance
Comapany NameZIM Integrated Shipping Services Ltd.
                                                         Office of Energy &
Transportation
January 12, 2021 Page 3
cc:       Pedro J. Bermeo, Esq.
FirstName LastName